
December 6, 2010

Peter Lamoureux
President
Everest Asset Management, Inc.
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

> **Re: The Everest Fund, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010**
> **File No. 000-17555**

Dear Mr. Lamoureux:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Accounting Branch Chief